United States securities and exchange commission logo





                          May 3, 2021

       Jeffrey Taylor
       Chief Executive Officer
       BLACK CREEK INDUSTRIAL REIT IV Inc.
       518 Seventeenth Street
       17th Floor
       Denver, CO 80202

                                                        Re: BLACK CREEK
INDUSTRIAL REIT IV Inc.
                                                            Form S-11
                                                            Filed April 20,
2021
                                                            File No. 333-255376

       Dear Mr. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Alice L. Connaughton,
Esq.